December 18, 2024

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Christina DiAngelo Fettig

Re:	CRM Mutual Fund Trust – Annual Report to Shareholders File No. 811-21749

Dear Ms. DiAngelo Fettig:

Thank you for your telephonic comments received on December 3, 2024 in connection with the Staff’s periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of certain filings, including the Annual Report and Form N-CSR filing for the fiscal year ended June 30, 2024 (“Form N-CSR”) filed with the U.S. Securities and Exchange Commission (the “Commission”) by CRM Mutual Fund Trust (the “Registrant”) and its series (each, a “Fund” and collectively, the “Funds”). This letter sets forth below each of the Staff’s comments followed by the Registrant’s response to each comment. Any changes to disclosure will be made in the next regularly scheduled and appropriate filing, unless otherwise noted below. All capitalized terms referenced herein and not defined have the same meanings as disclosed in the Registrant’s registration statement.

1.	Comment. The Staff notes the references on Pages 22 and 23 of the Registrant’s Form N-CSR, with respect to total return swap disclosures for the CRM Long/Short Opportunities Fund. Footnote 2 on page 23 indicates that the Fund “either receives fees from, or pays fees to, the counterparty, depending upon the total return of the benchmark, and the agreed -upon floating rate financing rate.” Please clarify what side of the swap contract the Fund is on - either selling or buying the swap contract.

Response. The requested changes will be made in the next semi-annual report on Form N-CSR for the CRM Long/Short Opportunities Fund.

2.	Comment. The Staff referenced page 48 of Form N-CSR in the Statement of Operations. In future filings, for the securities lending income line item, please update the caption to indicate that the income is net of any income or fees paid to borrowers (usually a parenthetical reference that the information is net would suffice).

Response. The requested changes will be made in the next semi-annual report on Form N-CSR.

3.	Comment. The Staff referenced the “Notes to Financial Statements” section of Form N-CSR, in Note 3 on page 70 with respect to transactions with affiliates. In future filings, please disclose how often management fees are paid, for example, monthly or quarterly. Please consider disclosing that fees waived are not subject to recapture.

Response. The requested changes will be made in the next semi-annual report on Form N-CSR.

4.	Comment. The Staff noted that the Registrant’s Form N-CSR includes a response for Items 10 and 11 that refers to Item 7 of Form N-CSR, which includes the Registrant’s

Ms. Christina DiAngelo Fettig

December 18, 2024

financial statements. As noted in ADI 2024-14: “Tailored Shareholder Report Common Issues” and “Tailored Shareholder Reports Frequently Asked Questions” issued by the Staff, the disclosure should provide a means to easily locate the relevant information. The responses to Items 10 and 11 should be revised in such a way that allows an investor to easily find the disclosures. Further, consistent with the requirements of Rule 30e-1(b)(2), a fund is required to make the disclosures required by Items 7 through 11 of Form N-CSR available on its website. Please explain how the website posting requirement has been met.

Response. The requested changes to the responses to Items 10 and 11 will be made in the next semi-annual report on Form N-CSR. In addition, the Registrant has posted the information required by Items 7 through 11 of Form N-CSR on its website under the heading “Annual Report.” The Registrant understands that under the ADI 2024-14, it would be preferable to list this information under the heading “Annual Financial Statements and Additional Information.” The Registrant will make this change as soon as practicable on the Registrant’s website relating to the Funds. In the interim, the Registrant has separately posted the complete Form N-CSR on the website in a separately identified link.

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If you have any additional questions or comments, please do not hesitate to contact me at: 631.470.2684 or Elizabeth Belanger at Morgan, Lewis & Bockius LLP, the Registrant’s fund counsel, at 212.309.6353.

Sincerely, /s/ Laura Szalyga Laura Szalyga Treasurer, CRM Mutual Fund Trust
cc:	Steve Fellin Elizabeth Belanger, Esq.